UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated October 7, 2015 entitled “Arcos Dorados Appoints New President of Brazil Division”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: October 7, 2015

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS APPOINTS NEW PRESIDENT OF BRAZIL DIVISION

Paulo Camargo Appointed President of Brazil Division.

José Valledor Appointed Vice President of Supply Chain.

Buenos Aires, Argentina, October 7, 2015 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced the appointment of Paulo Camargo as President of the Brazil Division, effective November 1st. He replaces José Valledor, who has been promoted to Vice President of Supply Chain at Arcos Dorados, based in Argentina.

Prior to Mr. Camargo’s promotion, he served as Vice President of Operations for the Brazil Division for four years.

The Brazil Division comprises more than 870 restaurants across 23 states and the federal capital, in addition to 62 franchisees and more than 200 suppliers. The 50,000 employees who work in the division serve almost 2 million consumers daily.

"We are the market leader in Brazil and I am confident that we have the right strategy in place to further strengthen our position,” said Sergio Alonso, CEO of Arcos Dorados.

"This transition is in keeping with the Company’s long-term strategy to improve profitability and shareholder value. Both José and Paulo have proven management skills and their leadership of the Company’s supply chain and our largest division will enhance the value of our business.”

Mr. Camargo has over 20 years of experience in the consumer, retail and services industry. He has worked for companies such as PepsiCo, FASA Corporation and Iron Mountain across a variety of geographies. Before joining Arcos Dorados in 2011, he held the position of President of Spain at Iron Mountain.

Mr. Camargo has a postgraduate degree in Business Administration from Mackenzie University in São Paulo, and also holds an MBA from IEDE Business School in Spain. He has undertaken executive training at Harvard Business School in the United States, Henley Business School in England and the IESE Business School in Spain.

Investor Relations Contact	Media Contact
Daniel Schleiniger	Katja Buhrer
Arcos Dorados – IR Director	MBS Value Partners
daniel.schleiniger@ar.mcd.com	katja.buhrer@mbsvalue.com
+54 11 4711 2287	+1 917 969 3438
www.arcosdorados.com/ir

********

About Arcos Dorados

Arcos Dorados is the largest McDonald's franchise in the world, both in total sales system and number of restaurants. The Company is the largest chain of quick-service food in Latin America and the Caribbean, with exclusive rights to own, operate and grant McDonald's Restaurants franchises in 20 countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. Since June 31, 2015, the Company operates and franchises 2,120 McDonald's restaurants with over 95,000 employees who serve more than 4 million customers a day. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is listed on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company please visit the Investors section of our website: www.arcosdorados.com/ir